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                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                            For the month of May 2002


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F [ ]                       Form 40-F  [X]


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes [ ]                               No [X]




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                                  EXHIBIT LIST

                                                                                       Sequential
Exhibit             Description                                                        Page Number
-------             -----------                                                        -----------
   99.1             Interim Report of Hollinger Inc. for the three months ended             4
                    March 31, 2002





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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2002

                                      HOLLINGER INC.


                                      by:  /s/ Charles G. Cowan, Q.C.
                                           -----------------------------------
                                           Name:  Charles G. Cowan, Q.C.
                                           Title: Vice-President and Secretary